UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 4)*

                         R.H. Donnelley Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
-------------------------------------------------------------------------------
                               (CUSIP Number)


             David N. Shine, Esq.                     David J. Greenwald, Esq.
 Fried, Frank, Harris, Shriver & Jacobson LLP             Goldman, Sachs & Co.
              One New York Plaza                          85 Broad Street
              New York, NY 10004                         New York, NY 10004
                (212) 859-8000                             (212) 902-1000


-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                              January 10, 2005
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 2 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Goldman Sachs Group, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    12,000
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      11,568,647

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    12,000
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        11,568,647

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,580,647


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.9%

14        TYPE OF REPORTING PERSON

                  HC-CO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 3 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF, WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |X|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      11,568,647

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        11,568,647

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,568,647


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.9%

14        TYPE OF REPORTING PERSON

                  BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 4 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Advisors 2000, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      8,697,750

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        8,697,750

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,697,750


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.6%

14        TYPE OF REPORTING PERSON

                  OO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 5 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs & Co. oHG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      266,558

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        266,558

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     266,558

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 6 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs Management GP GmbH

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      266,558

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        266,558

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  266,558

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%

14        TYPE OF REPORTING PERSON

                  CO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 7 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Employee Funds 2000 GP, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,604,181

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,604,181

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,604,181

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.6%

14        TYPE OF REPORTING PERSON

                  OO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 8 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      6,379,658

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        6,379,658

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,379,658

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 9 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 Offshore, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,318,092

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,318,092

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,318,092

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.9%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 10 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      266,558

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        266,558

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  266,558

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 11 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 Employee Fund, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,025,767

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,025,767

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,025,767

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 12 of 34

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman Sachs Direct Investment Fund 2000, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      578,414

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        578,414

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  578,414

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%

14        TYPE OF REPORTING PERSON

                  PN

     This Amendment No. 4 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 4 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (as amended by Amendment No. 1 filed on January 7, 2003, by Amendment No. 2 filed on July 24, 2003 and by Amendment No. 3 filed on October 21, 2004 the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.1

ITEM 1      SECURITY AND ISSUER.
            -------------------

The last sentence of Item 1 is hereby amended in its entirety as follows:

     The principal executive offices of the Company are at 1001 Winstead Drive, Cary, N.C. 27513.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

     As of January 10, 2005, the Purchasers beneficially owned 9,918,489 shares of Common Stock as a result of the shares of Preferred Stock held by them. This number includes shares of Common Stock that the Preferred Stock is convertible into as a result of dividends that have accrued on the shares of Preferred Stock in accordance with the Certificate of
Designations as of January 10, 2005 and will accrue within 60 days thereafter.

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

Item 4 is hereby amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the Schedule 13D:

Stock Purchase Agreement
------------------------

--------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

     On January 10, 2005, the Purchasers entered into a Stock Purchase Agreement with the Company (the "2005 Purchase Agreement") pursuant to which the Company agreed to acquire from the Purchasers an aggregate amount of 100,303 shares of Preferred Stock (the "Repurchased Shares"), or approximately 50% of the aggregate amount of shares of Preferred Stock held by the Purchasers, for an aggregate purchase price of approximately $277.2 million. Assuming all other conditions to the 2005 Purchase Agreement are satisfied, the sale of the Repurchased Shares will close concurrently with or immediately following the closing (the "Repurchase Closing") of the Company's issuance of $300 million of Senior Notes due 2013 (the "Financing") (the date of such Repurchase Closing, the "Repurchase Closing Date"). The 2005 Purchase Agreement is filed as Exhibit 24 hereto and is incorporated herein by reference.

     Representations and Warranties

     The 2005 Purchase Agreement contains customary representations and warranties by the parties for transactions contemplated thereby.

     Conditions to Obligations of the Purchasers

     The obligations of the Purchasers to consummate the sale of the Repurchased Shares are subject to the satisfaction or waiver of each of the following conditions on or prior to the Repurchase Closing: (i) all of the representations and warranties of the Company set forth in the 2005 Purchase Agreement and the Ancillary Documents (as defined in the 2005 Purchase Agreement) must be true and correct in all material respects on and as of the date of the 2005 Purchase Agreement and as of the Repurchase Closing Date; (ii) the Company must have performed all obligations and complied with all agreements, undertakings, covenants and conditions required to be performed by the Company at or prior to the Repurchase
Closing; (iii) no statute, rule, order, decree or injunction of a Governmental Entity (as defined in the 2005 Purchase Agreement) of competent jurisdiction is enjoining or prohibiting the consummation of the transactions contemplated by the 2005 Purchase Agreement; and (iv) the delivery by the Company to the Purchasers of a certificate, dated the Repurchase Closing Date, signed by a duly authorized officer of the Company that the conditions described in clauses (i) through (iii) of this paragraph have been satisfied.

     Conditions to Obligations of the Company

     The obligations of the Company to consummate the repurchase of the Repurchased Shares are subject to the satisfaction or waiver of each of the following conditions on or prior to the Repurchase Closing: (i) all of the representations and warranties of the Purchasers set forth in the 2005 Purchase Agreement and the Ancillary Documents must be true and correct in all material respects on and as of the date of the 2005 Purchase Agreement and as of the Repurchase Closing Date; (ii) the Purchasers must have performed all obligations and complied with all agreements, undertakings, covenants and conditions required to be performed by the Purchasers at or prior to the Repurchase Closing; (iii) no statute, rule, order, decree or injunction of a Governmental Entity of competent jurisdiction is enjoining or prohibiting the consummation of the transactions contemplated by the 2005 Purchase Agreement; (iv) the Company shall have received proceeds of at least $280 million from the Financing and (v) the delivery by each of the Purchasers to the Company of a certificate, dated the Repurchase Closing Date, signed by an authorized signatory of the Purchaser that the conditions described in clauses (i) through (iii) of this paragraph have been satisfied.

     Termination

     The 2005 Purchase Agreement may be terminated on or any time prior to the Repurchase Closing:

     (i) by the mutual written consent of each of the Purchasers and the Company; or

     (ii) by either the Company or the Purchasers if the Repurchase Closing has not occurred prior to January 31, 2005, provided, that the right to terminate the 2005 Purchase Agreement is not available to any party that fails to perform or observe any agreement set forth in the 2005 Purchase Agreement required to be performed or observed by such party on or before the Repurchase Closing; or

     (iii) by either the Company or the Purchasers if a Governmental Entity issues a nonappealable final order, decree or ruling or takes any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the 2005 Purchase Agreement.

     Termination of the 2005 Purchase Agreement will terminate all obligations and liabilities of the Company and the Purchasers under the 2005 Purchase Agreement except for certain liabilities and obligations, including liabilities for breach by any party of the 2005 Purchase Agreement.

     Indemnification

     Pursuant to the 2005 Purchase Agreement, representations, warranties, covenants and agreements of the parties contained in the 2005 Purchase Agreement survive the Repurchase Closing and the delivery of the Ancillary Documents.

     Pursuant to the 2005 Purchase Agreement, the Company agreed, from and after the Repurchase Closing Date, to indemnify the Purchasers, their affiliates, and their officers, directors, partners, employees, agents, representatives, successors and any assigns of any of the foregoing ("Purchaser Indemnitees") against all claims, losses, liabilities, damages, interest and penalties, costs and expenses (other than any of the foregoing resulting from any tax liabilities incurred by any of the Purchasers), including, without limitation, losses resulting from the defense, settlement or compromise of a claim, action, suit, investigation, subpoena or other compulsion of testimony, or proceeding, reasonable attorneys', accountants' and expert witnesses' fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder incurred by any of the Purchaser Indemnitees arising out of or relating to: (i) any breach of any representation or warranty made by the Company in the 2005 Purchase Agreement or any Ancillary Document, (ii) any breach of any covenant, agreement or obligation of the Company contained in the 2005 Purchase Agreement or any Ancillary Document, or
(iii) any actual or threatened claim, litigation, action, suit, investigation or proceeding by any person (other than a Purchaser Indemnitee) in connection with (A) the transactions contemplated by the 2005 Purchase Agreement or by the Ancillary Documents or (B) the negotiation, execution, delivery and performance of the 2005 Purchase Agreement or the Ancillary Documents.

     Expenses

     Each of the parties to the 2005 Purchase Agreement agreed to bear the legal, accounting and other expenses incurred by such party in connection with the negotiation, preparation and execution of the 2005 Purchase Agreement, the Ancillary Documents and the transactions contemplated thereby. The Company agreed to pay all sales, transfer, recordation and documentary taxes and fees that are payable in connection with the transactions contemplated by the 2005 Purchase Agreement.

     Acknowledgement of Rights

     The Company acknowledged and agreed that the transactions contemplated by the 2005 Purchase Agreement do not amend or change any of the Purchasers rights as holders of the shares of Preferred Stock to be owned by the Purchasers after the Repurchase Closing.

Item 4 is hereby further amended by adding the following at the end thereof:

Other Proposals
---------------

     Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 4, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

     Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           -------------------------------------

Item 5 is hereby amended in its entirety as follows:

     (a) As of January 10, 2005, GS Group may be deemed to beneficially own an aggregate of 11,580,647 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 9,918,489 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iv) 158 shares of
Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (v) (a) (I) 1,500 options granted to Terence O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (II) 1,500 options granted to Terence O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (III) 1,500 options granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (IV) 1,500 deferred shares granted to Mr. O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in at the close of business on the day preceding the next annual meeting of the Company's stockholders,
(V) 1,500 deferred shares granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VI) 1,500 deferred shares granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. O'Toole has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), and (b) (I) 1,500 options granted to Robert R. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (II) 1,500 options granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (III) 1,500 options granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (IV) 1,500 deferred shares granted to Mr. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in at the close of business on the day preceding the next annual meeting of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VI) 1,500 deferred shares granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. Gheewalla has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), representing in the aggregate approximately 26.9% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 11,568,647 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 9,918,489 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iv) 158 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 26.9% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of January 10, 2005, GS Advisors may be deemed to beneficially own the aggregate of 8,697,750 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 150,824 shares of Preferred Stock, which are convertible into 7,457,211 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 21.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 266,558 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) 4,622 shares of Preferred Stock which are convertible into 228,526 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, GS Employee 2000 may be deemed to beneficially own the aggregate of 2,604,181 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 45,158 shares of Preferred Stock which are convertible into 2,232,752 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 7.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, GS Capital may be deemed to beneficially own 6,379,658 shares of Common Stock, consisting of (i) 110,627 shares of Preferred Stock, which are convertible into 5,469,746 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 318,470 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 16.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, GS Offshore may be deemed to beneficially own 2,318,092 shares of Common Stock, consisting of (i) 40,197 shares of Preferred Stock, which are convertible into 1,987,465 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 6.9% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, GS Germany may be deemed to beneficially own 266,558 shares of Common Stock, consisting of (i) 4,622 shares of Preferred Stock, which are convertible into 228,526 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, GS Employee may be deemed to beneficially own 2,025,767 shares of Common Stock, consisting of (i) 35,128 shares of Preferred Stock, which are convertible into 1,736,838 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 6.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 10, 2005, GS Direct may be deemed to beneficially own 578,414 shares of Common Stock, consisting of (i) 10,030 shares of Preferred Stock, which are convertible into 495,914 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 1.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) GS Group holds the sole power to direct the vote and disposition of the options and deferred shares held for the benefit of GS Group by Messrs. O'Toole and Gheewalla. Except as described in the previous sentence, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except as described above and elsewhere in this Amendment No. 4, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the last 60 days.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by any Filing Person.

     (e)  Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

Exhibit 1    Joint Filing Agreement, dated as of December 4, 2002.*

Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

Exhibit 3    Series   B-1   Convertible    Cumulative   Preferred   Stock
             Certificate of Designations.*

Exhibit 4    Form of Warrant  issued to the  Purchasers  on November  25,
             2002.*

Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*

Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.*

Exhibit 7    Form of Warrant.*

Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.*

Exhibit 9 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.*

Exhibit 10 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.*

Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.*

Exhibit 12 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.*

Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.*

Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.*

Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.*

Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.*

Exhibit 17 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*

Exhibit 18 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.*

Exhibit 19 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P.*

Exhibit 20   Convertible   Cumulative   Preferred  Stock  Certificate  of
             Designations.*

Exhibit 21   Form of warrants issued on January 3, 2003.*

Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.*

Exhibit 23 Letter Agreement, dated as of July 22, 2003, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

Exhibit 24 Stock Purchase Agreement, dated as of January 10, 2005, by and among the Purchasers and the Company.

--------
     * Previously filed

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2005

                                    THE GOLDMAN SACHS GROUP, INC.


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GOLDMAN, SACHS & CO.


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GS ADVISORS 2000, L.L.C.


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GOLDMAN, SACHS & CO. OHG


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GOLDMAN, SACHS MANAGEMENT GP GMBH


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000, L.P.


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 GMBH & CO.
                                    BETEILIGUNGS KG


                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                    L.P.

                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                    GOLDMAN SACHS DIRECT INVESTMENT FUND
                                    2000, L.P.

                                    By:     /s/ Ted Chang
                                         ------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                               SCHEDULE II-A-i
                               ---------------

     Schedule II-A-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer
A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Hughes B. Lepic and Benoit Valentin are citizens of France. Ulrika Werdelin is a citizen of Sweden. Bjorn P. Killmer is a citizen of Germany.

        Name               Position          Present Principal Occupation

Richard A. Friedman   President         Managing Director of Goldman, Sachs &
                                        Co.

Joseph H. Gleberman   Vice President    Managing Director of Goldman, Sachs &
                                        Co

Terence M. O'Toole    Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Henry Cornell         Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Richard S. Sharp      Vice President    Managing Director of Goldman Sachs
                                        International

Esta E. Stecher       Assistant         Managing Director of Goldman, Sachs &
                      Secretary         Co.

Sanjeev K. Mehra      Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Muneer A. Satter      Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Steven M. Bunson      Assistant         Managing Director of Goldman, Sachs &
                      Secretary         Co.

Elizabeth C.          Treasurer         Managing Director of Goldman, Sachs &
Fascitelli                              Co.

David M. Weil         Assistant         Managing Director of Goldman, Sachs &
                      Treasurer         Co.

David J. Greenwald    Assistant         Managing Director of Goldman, Sachs &
                      Secretary         Co.

Hughes B. Lepic       Vice President    Managing Director of Goldman Sachs
                                        International

Russell E. Makowsky   Assistant         Managing Director of Goldman, Sachs &
                      Secretary         Co.

Sarah G. Smith        Assistant         Managing Director of Goldman, Sachs &
                      Treasurer         Co.

Gerald J. Cardinale   Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Stephen S. Trevor     Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Joseph P. DiSabato    Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Robert R. Gheewalla   Vice President    Managing Director of Goldman Sachs
                                        International

Ben I. Adler          Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Melina E. Higgins     Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Adrian M. Jones       Vice President    Managing Director of Goldman, Sachs &
                                        Co.

John E. Bowman        Vice President    Vice President of Goldman, Sachs & Co.

Katherine B. Enquist  Vice President/   Managing Director of Goldman, Sachs &
                      Secretary         Co.

Beverly L. O'Toole    Assistant         Vice President of Goldman, Sachs & Co.
                      Secretary

Mitchell S. Weiss     Vice President    Vice President of Goldman, Sachs & Co.

Matthew E. Tropp      Assistant         Associate General Counsel of Goldman,
                      Secretary         Sachs & Co.

Mary Nee              Vice President    Executive Director of Goldman Sachs
                                        (Asia) L.L.C.

Ulrika Werdelin       Vice President    Executive Director of Goldman Sachs
                                        International

Kenneth A. Pontarelli Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Stuart A. Katz        Vice President    Managing Director of Goldman, Sachs &
                                        Co.

Bjorn P. Killmer      Vice President    Managing Director of Goldman Sachs
                                        International

Benoit Valentin       Vice President    Managing Director of Goldman Sachs
                                        International

                              SCHEDULE II-A-ii
                              ----------------

     Schedule II-A-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Rob Gheewalla, and Hughes Lepic is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom and Hughes B. Lepic is a citizen of France.


          Name                         Present Principal Occupation

Peter M. Sacerdote        Advisory Director of Goldman, Sachs & Co.


Richard A. Friedman       Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman       Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole        Managing Director of Goldman, Sachs & Co.


Henry Cornell             Managing Director of Goldman, Sachs & Co.


Richard S. Sharp          Managing Director of Goldman Sachs International


Sanjeev K. Mehra          Managing Director of Goldman, Sachs & Co.


Muneer A. Satter          Managing Director of Goldman, Sachs & Co.


Peter G. Sachs            Senior Director of The Goldman Sachs Group, Inc.


Scott Kapnick             Managing Director of Goldman, Sachs & Co.


Melina Higgins            Managing Director of Goldman, Sachs & Co.


Ben Adler                 Managing Director of Goldman, Sachs & Co.


David Weil                Managing Director of Goldman, Sachs & Co.


Stephen Trevor            Managing Director of Goldman, Sachs & Co.


Rob Gheewalla             Managing Director of Goldman Sachs International



Hughes Lepic              Managing Director of Goldman Sachs  International

                              SCHEDULE II-B-i
                              ---------------

     Schedule II-B-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     The executive officers and directors listed below are citizens of Germany.


         Name                Position           Present Principal Occupation

Andreas Koernlein      Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG

Alexander C. Dibelius  Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG

Peter Hollmann         Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG

                              SCHEDULE II-C-i
                              ---------------

     Schedule II-C-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Hughes B. Lepic and Benoit Valentin are citizens of France. Ulrika Werdelin is a citizen of Sweden. Bjorn P. Killmer is a citizen of Germany.


         Name               Position           Present Principal Occupation

Richard A. Friedman    President           Managing Director of Goldman, Sachs
                                           & Co.


Joseph H. Gleberman    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Terence M. O'Toole     Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Henry Cornell          Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Richard S. Sharp       Vice President      Managing Director of Goldman Sachs
                                           International


Esta E. Stecher        Vice President/     Managing Director of Goldman, Sachs
                       Assistant           & Co.
                       Secretary

Sanjeev K. Mehra       Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Muneer A. Satter       Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Steven M. Bunson       Vice President/     Managing Director of Goldman, Sachs
                       Assistant           & Co.
                       Secretary

Elizabeth C.           Vice President      Managing Director of Goldman, Sachs
Fascitelli                                 & Co.


David M. Weil          Assistant           Managing Director of Goldman, Sachs
                       Treasurer           & Co.


David J. Greenwald     Vice President/     Managing Director of Goldman, Sachs
                       Assistant           & Co.
                       Secretary

Hughes B. Lepic        Vice President      Managing Director of Goldman Sachs
                                           International


Russell E. Makowsky    Vice President/     Managing Director of Goldman, Sachs
                       Assistant           & Co.
                       Secretary

Sarah E. Smith         Assistant           Managing Director of Goldman, Sachs
                       Treasurer           & Co.


Gerald J. Cardinale    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Stephen S. Trevor      Vice President      Managing Director of Goldman,
                                           Sachs  & Co.


Joseph P. DiSabato     Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Robert R. Gheewalla    Vice President      Managing Director of Goldman Sachs
                                           International


Ben I. Adler           Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Melina E. Higgins      Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Adrian M. Jones        Vice President      Managing Director of Goldman, Sachs
                                           & Co.


John E. Bowman         Vice President      Vice President of Goldman, Sachs &
                                           Co.


Katherine B. Enquist   Vice President/     Managing Director of Goldman, Sachs
                       Secretary           & Co.


Beverly L. O'Toole     Assistant           Vice President of Goldman, Sachs &
                       Secretary           Co.


Raymond G. Matera      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Mitchell S. Weiss      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Mary Nee               Vice President      Executive Director of Goldman Sachs
                                           (Asia) L.L.C.


Matthew Tropp          Vice President      Associate General Counsel of
                                           Goldman, Sachs, & Co.


Richard J. Stingi      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Ulrika Werdelin        Vice President      Executive Director of Goldman Sachs
                                           International


Kenneth A. Pontarelli  Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Stuart A. Katz         Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Bjorn P. Killmer       Vice President      Managing Director of Goldman Sachs
                                           International


Benoit Valentin        Vice President      Managing Director of Goldman Sachs
                                           International

                              SCHEDULE II-C-ii
                              ----------------

     Schedule II-C-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The name and  principal  occupation  of each member of the GS Employee
Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C., and Goldman Sachs Direct Investment Fund 2000, L.P. are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Rob Gheewalla and Hughes Lepic is 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom and Hughes Lepic is a citizen of France.


          Name                        Present Principal Occupation

Peter M. Sacerdote       Advisory Director of Goldman, Sachs & Co.


Richard A. Friedman      Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman      Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole       Managing Director of Goldman, Sachs & Co.


Henry Cornell            Managing Director of Goldman, Sachs & Co.


Richard S. Sharp         Managing Director of Goldman Sachs International


Sanjeev K. Mehra         Managing Director of Goldman, Sachs & Co.


Muneer A. Satter         Managing Director of Goldman, Sachs & Co.


Peter G. Sachs           Senior Director of The Goldman Sachs Group, Inc.


Scott Kapnick            Managing Director of Goldman, Sachs & Co.


Melina Higgins           Managing Director of Goldman, Sachs & Co.


Ben Adler                Managing Director of Goldman, Sachs & Co.


David Weil               Managing Director of Goldman, Sachs & Co.


Stephen Trevor           Managing Director of Goldman, Sachs  & Co.


Rob Gheewalla            Managing Director of Goldman Sachs International


Hughes Lepic             Managing Director of Goldman Sachs International